UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                            .

QIAGEN N.V.

Form 6-K

OTHER INFORMATION

On September 24, 2009, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) (“QIAGEN”) announced that it has entered into an agreement to sell 27,500,000 common shares (the “Shares”) in an underwritten offering (the “Offering”) at a price to the public of $20.25 (EUR 13.82) per share. QIAGEN has granted the underwriters an option to purchase up to an additional 4,125,000 common shares of QIAGEN on the same terms and conditions. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:  /s/    Roland Sackers

        Roland Sackers

        Chief Financial Officer

Date: September 28, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release issued September 24, 2009

Exhibit 99.1

Contact: IR QIAGEN; email: ir@qiagen.com; phone: +49 2103 29 11710

(Ad-hoc notification pursuant to Section 15 of the German Securities Trading Act)

QIAGEN Announces Pricing of Offering of New Common Shares

Venlo, the Netherlands – September 25, 2009, QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Stock Exchange, regulated market (Prime Standard): QIA) (the “Company”) announces that it will issue 27.5 million newly issued common shares (the “Shares”) in connection with the offering announced on September 22, 2009 (the “Offering”) at a price of US$ 20.25 per share (EUR 13.82). Gross proceeds of the Offering are expected to be approximately US$ 557 million (EUR 380 million).

The Company plans to use the net proceeds of this Offering to fund the acquisition of DxS Ltd. announced on September 22, 2009 and potential future acquisitions, to strengthen its balance sheet and for general corporate purposes.

Payment for and delivery of the Shares will take place on September 30, 2009, by which date the Shares are expected to have begun trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange, Prime Standard segment (currently envisaged for September 29, 2009) and on the NASDAQ Global Select Market.

Deutsche Bank, Goldman Sachs International and J.P. Morgan acted as Joint Global Coordinators and Joint Bookrunners of the Offering.

QIAGEN N.V.

Spoorstraat 50

5911 KJ Venlo

The Netherlands

ISIN: NL 0000240000

German Securities Identification Number (WKN): 901626

Common Code: 007994915

This ad-hoc notification does not constitute, or form part of, an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for, securities and any subscription for or purchase of, or application for, the Shares should only be made on the basis of information contained in the prospectuses (the “Prospectuses”) prepared by the Company in connection with the Offering. In particular, any subscription for or purchase of, or application for, the Shares in the United States should only be made on the basis of information contained in the prospectus, including the prospectus supplement forming a part of the automatically effective shelf registration statement in connection with the Offering.

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The Company has filed a registration statement in the United States under the U.S. Securities Act of 1933, as amended (the “Securities Act”), in connection with the offer and sale of the Shares. A written prospectus, including the prospectus supplement, satisfying the requirements of Section 10 of the Securities Act and containing the detailed terms of the Offering is available on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

This ad-hoc notification does not constitute a recommendation. Prospective investors should consult a professional advisor as to the suitability of the Shares for the individual concerned. All investments are subject to risk. The value of the Shares may fluctuate. An investment in the Company is speculative and involves a substantial degree of risk, including the risk of total loss of such investment.

Prospective investors should not treat the contents of this document as advice relating to legal, taxation or investment matters, and are to make their own assessments concerning these and other consequences of any investment, including the merits of investing and the risks. Prospective investors are advised to seek expert legal, financial, tax and other professional advice before making any investment decision.

This ad-hoc notification does not constitute, and may not be used for the purposes of, an offer or an invitation to subscribe for the Shares by any person in any jurisdiction in which (i) such offer or invitation is not authorised; or (ii) in which the person making such offer or invitation is not qualified to do so; or (iii) to any person to whom it is unlawful to make such offer or invitation.

The distribution of this ad-hoc notification in certain jurisdictions may be restricted by law, and therefore persons into whose possession this ad-hoc notification comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdiction.

The content of this ad-hoc notification includes statements that are, or may be deemed to be, “forward-looking statements” based on management’s expectations, including, but not limited to, statements relating to the proposed Offering and the expected use of the proceeds from the Offering. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. The Company’s actual results may differ materially from those predicted by the forward-looking statements. The Company undertakes no obligation to publicly update or revise forward-looking statements, except as may be required by law.

This document is an advertisement for the purposes of applicable measures implementing Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”). A prospectus for the purpose of the listing of the Shares on the regulated market (Prime Standard segment) of the Frankfurt Stock Exchange was approved by the AFM and published on or about September 24, 2009 by being made available to the public, free of charge, in printed form at the registered office of QIAGEN N.V., Spoorstraat 50, 5911 KJ Venlo, the Netherlands, fax: (+31)-77-320-8409; email: ir@qiagen.com and through the offices of the Joint Global Coordinators.

In any EEA Member State that has implemented the Prospectus Directive, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. ###

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